EXHIBIT 99.1

OncoArendi and Galapagos enter into exclusive collaboration on chitinase inhibitors in fibrosis

Mechelen, Belgium and Warsaw, Poland, 5 November 2020, 22.15 CET – Galapagos NV (Euronext & NASDAQ: GLPG) and OncoArendi Therapeutics SA (WSE: OAT), announced that they have signed an exclusive collaboration and license agreement for the global development and commercialization of OncoArendi’s OATD-01. OATD-01 is a Phase 2-ready chitotriosidase/acidic mammalian chitinase (CHIT1/AMCase) inhibitor for the treatment of idiopathic pulmonary fibrosis (IPF) and other diseases with a fibrotic component.

Lung diseases like IPF are associated with an increased chitinase activity, which strongly correlates with disease stage, progression and prognosis. Chitinases (predominantly CHIT1) are involved in macrophage activation. Inhibition of chitinase activity translates into a potential therapeutic benefit, as shown in a range of preclinical models. OATD-01 has shown robust anti-fibrotic activity in multiple animal models, when compared with the standard of care.

OncoArendi has developed a portfolio of CHIT1/AMCase inhibitors, of which OATD-01 is the first-in-class frontrunner. OATD-01 is a novel, small molecule CHIT1/AMCase inhibitor targeting a key pathway in tissue remodeling. It has shown compelling translational data, a favorable profile in animal studies at expected therapeutic doses and it has successfully completed Phase 1 studies in healthy volunteers. Galapagos aims to bring OATD-01 to a Phase 2 clinical trial for the treatment of IPF and possibly other diseases with a fibrotic component.

Walid Abi-Saab, Chief Medical Officer of Galapagos said: “Galapagos is very excited to gain access to OATD-01 and OncoArendi’s innovative pipeline of novel chitinase inhibitors, further strengthening and complementing our existing fibrosis portfolio. Bringing OATD-01 to our pipeline supports our ambition to lead the advancement of treatments  in fibrosis and continues to show our commitment to push boundaries in the fight against IPF, a debilitating and fatal disease”.

“Converging human biology and preclinical data indicate that chitinases are highly relevant therapeutic targets for a range of inflammatory and fibrotic diseases. This unique area of disease biology enables development of novel therapies in biomarker-driven patient populations. OncoArendi is excited about the ability to tap into the scientific and clinical development expertise of Galapagos and we enthusiastically look forward to this long-term strategic collaboration in maximizing the potential of chitinase and chitinase-like proteins in treatment of severe human diseases involving organ fibrosis” said Marcin Szumowski, CEO of OncoArendi.

In exchange for global research, development and commercialization rights, OncoArendi will receive an upfront payment of €25 million and will be eligible to receive development, regulatory and commercial milestones on licensed products, for a total potential deal value of €320 million. OncoArendi is also eligible to receive tiered royalties ranging up to low double-digits, based on future net sales.

Additionally, under the terms of the agreement, Galapagos will pay OncoArendi €2 million for the right of first negotiation on all other earlier stage programs on its chitinase platform. OncoArendi remains responsible for all research activity until preclinical candidate selection, after which Galapagos can exercise the option to initiate negotiations to obtain development or commercialization rights for the selected molecules. Any such transaction will be subject to a separate set of payments.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. The company’s pipeline comprises early discovery through to Phase 3 programs in inflammation, fibrosis, and other indications. Galapagos’ ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

About OncoArendi

OncoArendi Therapeutics SA (WSE:OAT) is a Polish innovative biotechnology company specializing in research, development and commercialization of innovative small molecule drugs for treatment of respiratory diseases and cancer. Researchers at OncoArendi study the role of chitinases and chitinase-like-proteins that provide multiple opportunities for therapeutic interventions. OncoArendi currently has a platform of distinct small molecule programs targeting this classes of proteins, which may have potential utility in diverse inflammatory and fibrotic diseases of high unmet medical need. OncoArendi is also focusing on the development of small molecule immune-modulators targeting a key enzyme involved in amino acid metabolism that allows tumor cells to hamper anti-tumor immunity and to avoid immune surveillance. OncoArendi Therapeutics' business model is based on the discovery and development of first-in class or best-in-class small molecules, and then outlicensing its assets to larger pharmaceutical and biotechnology companies. The company has been listed on the WSE main market since April 2018. More information at www.oncoarendi.com.

Contacts Galapagos
Investors:	Media:
Elizabeth Goodwin	Carmen Vroonen
VP Investor Relations	Global Head of Communications & Public Affairs
+1 781 460 1784	+32 473 824 874

Sofie Van Gijsel	Anna Gibbins
Senior Director Investor Relations	Senior Director Therapeutic Areas Communications
+32 485 19 14 15	+44 7717 801900
ir@glpg.com	communications@glpg.com

Contacts OncoArendi
Investors:	Media:
Nicolas Beuzen	Marta Borkowska
Director Business Development	Director Operations and Communication
+48 786 811 090	+48 728 728 143
n.beuzen@oncoarendi.com	m.borkowska@oncoarendi.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that ongoing and future clinical studies with OATD-01 may not be completed in the currently envisaged timelines or at all, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of OATD-01 due to safety, efficacy or other reasons), and that Galapagos’ estimations regarding its ability to bring OATD-01 to a Phase 2 clinical trial for the treatment of IPF and possibly other fibrotic diseases, may be incorrect, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2019 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.